Exhibit 21.1


                        SUBSIDIARIES OF THE REGISTRANTS


A. Vulcan/BN Geothermal Power Company, a Nevada general partnership, and BN Geothermal Inc., a Delaware corporation, are subsidiaries of Vulcan Power Company.

B. Leathers L.P., a California limited partnership, Del Ranch L.P., a California limited partnership, Elmore L.P., a California limited partnership, San Felipe Energy Company, a California corporation, Conejo Energy Company, a California corporation, and Niguel Energy Company, a California corporation, are subsidiaries of CalEnergy Operating Company.

C. Salton Sea Power Generation L.P., a California limited partnership, is a subsidiary of Salton Sea Brine Processing L.P.

D. Leathers, L.P., a California limited partnership, is a subsidiary of San Felipe Energy Company.

E. Del Ranch, L.P., a California limited partnership, is a subsidiary of Conejo Energy Company.

F. Elmore, L.P., a California limited partnership, is a subsidiary of Niguel Energy Company.